ORBIS

Warszawa , 2003-07-03

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


03032467

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 17/2003.
Best regards

Andrzej Szułdrzyński
Vice-President

nt report no 17/2003

lanagement Bard of Orbis S.A. herby fulfills the reporting obligation imposed by the Warsaw Stock Exchange by resolutions of /arsaw Stock Exchange Council no 47/941/02 dated September 4, 2002 and no 68/962/2002 dated November 20, 2002, and statement concerning compliance with the principles of corporate governance by the Company. The content of the statement pproved by Orbis S.A. Supervisory Board in a resolution no 57/V/2003 dated May 28, 2003 and by the General Assembly of S.A. Shareholders in a resolution no 15 dated June 26, 2003. At the same time, the Management Board of Orbis S.A. informs espect to principle no 46 that in relation to the preparation of the new Internet site of the company, all the documents and the ıation mentioned in the commentary relating to the said principle will be available after the launch of the said new WWW site.

PRINCIPLE	YES/ NO	ORBIS S.A. COMMENTS
GENERAL PRINCIPLES		
ctive of the Company basic objective of operations of a company's authorities is rther the interest of the company, i.e. to increase the value assets entrusted by its shareholders, with consideration to ights and interests of entities other than shareholders, ved in the functioning of the company, including, in cular, the company's creditors and employees.	YES	
ority Rule and Protection of Minority int-stock company is a capital venture, and, therefore, it respect the principle of capital majority rule, and the acy of majority over minority. A shareholder who ibuted bigger capital also bears a higher economic risk. It herefore, justified that his interest be taken into deration in proportion to the contributed capital. The	YES	*The Orbis S.A. Supervisory Board is composed of ten members: seven representatives of shareholders elected by the General Assembly of Shareholders, including two persons elected by voting groups, and three employees of the company elected on the basis of the Act of August 30, 1996, on Commercialization and Privatization as well as by virtue of the Company's Statutes adopted in consequence of the*

ɔrity must have a guarantee of proper protection of their ts, within limits set by the law and commercial integrity. le exercising its rights, the majority shareholder should into account the interests of the minority.		*said Act. No majority shareholder can be distinguished in the Company's shareholding structure. Orbis S.A. also adheres to the principle of proportionality of profits and losses. The dividend was paid to the shareholders for the year 2001 and it is planned to pay the dividend for the year 2002.*
<u>ıest Intentions and No-Abuse of Rights</u> exercise of rights and the reliance on legal institutions ıld be based on honest intentions (good faith) and cannot ·h beyond the purpose and economic reasons for which e institutions have been established. No activities should be :n which exceed the limits so set and, thus, constitute an se of the law. The minority should be protected against se of ownership rights by the majority and the interests of majority should be protected against abuse by the minority ts rights, thus, ensuring the best protection of equitable rests of the shareholders and other market participants.	YES	*In practice, the functioning of the Company's governing bodies is based on the principle of respecting the legal institutions and justified interest of individual shareholders of the Company. The Company's governing bodies declared their intent to adhere to this principle.*
<u>ırt Control</u> company's authorities and persons chairing a general eting cannot decide on issues which should be resolved by rt judgments. This does not apply to activities which are ıin the powers of the company's authorities and persons iring general meetings or which they are obliged to ertake by force of law.	YES	*The Company's governing bodies and persons chairing the General Assembly of Shareholders shall act within the limits of their powers defined by the law and shall refrain from actions which should be performed by court authorities. In addition, compliance with this principle has been reinforced by a relevant clause in the Bye-Laws of the General Assembly of Shareholders.*
<u>ependent Opinions Ordered by the Company</u> en choosing an entity which is to provide expert services, uding, in particular, the services of an expert auditor, ıncial and tax advisory services, as well as legal services, company should consider whether there exist circumstances iting the independence of this entity when performing the ·usted tasks.	YES	

BEST PRACTICES OF THE GENERAL ASSEMBLY OF SHAREHOLDERS

neral meeting should take place in a location and at a time ow the participation of as many shareholders as possible.	YES	
quest for convening a general meeting and placing certain s on its agenda, made by parties entitled to do that, should istified. Draft resolutions proposed to be adopted by the ral meeting and other key documents should be presented e shareholders along with a justification and an opinion of upervisory board prior to the general meeting, in advance to allow them to review and evaluate the same.	YES	
general meeting convened at the request of shareholders ld be held on a date given in the request, and if this date ot be kept, on the closest date which will allow the general ting to settle the issues placed on its agenda.	YES	
neral meeting whose agenda includes certain issues at the est of authorized entities or which has been convened at request may be cancelled only upon consent of the esting parties. In all other instances, a general meeting may ancelled if its holding is hindered (force majeure) or is ously groundless. The meeting is called off in the same ner as it has been convened, ensuring as little negative equences for the company and its shareholders as possible, in any case no later than three weeks prior to the original of the meeting. A change in the date of the general ting is made in the same manner as the cancellation, even if roposed agenda does not change.	YES	
der for a representative of a shareholder to participate in a ral meeting, his right to act on behalf of the shareholder		

ould be duly documented. It should be presumed that a ritten document confirming the right to represent a areholder at a general meeting is in conformity with the law ıd does not require any additional confirmations and knowledgement unless its authenticity or validity *prima facie* ises doubts of the company's management board (upon awing-up the attendance list) or the chairman of the general eeting.	YES	
ıe general meeting should have regular by-laws setting forth e detailed principles of conducting the meetings and adopting solutions. The by-laws should contain, in particular, ovisions concerning elections, including elections to the pervisory board by voting in separate groups. The by-laws ould not be subject to frequent changes; it is advisable that e changes enter into force as of the subsequent general eeting.	YES	
person opening the general meeting should procure an ımediate election of the chairman of the meeting, and should frain from any substantial or formal decisions.	YES	
ıe chairman of the general meeting ensures an efficient ınduct of the meeting and observance of the rights and terests of all shareholders. The chairman should counteract, particular, the abuse of rights by the participants of the eeting and should guarantee that the rights of minority areholders are respected. The chairman should not, without und reason, resign from his function, or put off the signing of e minutes of the meeting.	YES	
general meeting should be attended by members of the pervisory board and the management board. An expert ıditor should be present at an annual general meeting and at ı extraordinary general meeting if financial matters of the ımpany are to be discussed thereat.	YES	*According to the Rules of the Supervisory Board and the Rules of the Management Board, members of the Supervisory Board and the Management Board of the Company participate in the General Assemblies of Shareholders.* *In case of the Supervisory Board, its representatives, appointed from amongst its members, with due regard to the*

		nature of the issues discussed at the Assembly shall be present at the General Assembly of Shareholders *According to the Rules of the Management Board the President of the Management Board and members of the Management Board relevant from a point of view of division of powers and the scope of matters to be discussed at the General Assembly shall be present each time at the General Assembly of the Company's Shareholders.* *A clause imposing upon the licensed auditor the obligation to be present during General Assemblies of Shareholders, if financial matters of the company are to be discussed thereat, will be incorporated each time into the agreement with the entity providing the services of a licensed auditor.*
embers of the supervisory board and the management board d the expert auditor of the company should, within their wers and to the extent necessary for the settlement of issues scussed by the general meeting, provide the participants of e meeting with explanations and information concerning the mpany.	YES	
l answers provided by the management board to the estions posed by the general meeting should take into count the fact that the reporting obligations are performed by public company in a manner which follows from the Law on blic Trading in Securities, and certain information cannot be ovided otherwise.	YES	
ort breaks in the session which do not defer the session, dered by the chairman in justified cases, cannot be aimed at ndering the exercise of the rights by the shareholders.	YES	
oting on issues placed on the agenda may be carried out only issues related to the conduct of the meeting. This voting ocedure cannot apply to resolutions which may have impact the exercise by the shareholders of their rights.	NO	Provisions of the Code of Commercial Partnerships and Companies do not contain a precise definition of the notion of „procedural matters" and article 404 allows for the adoption of resolutions on procedural matters even if they were not included

		on the agenda. However, the contents of Principle 13 restrict the catalogue of motions on procedural matters that may be submitted in the course of debates of the General Assembly. *In the Company's opinion, in practice the emergence of a procedural (formal) matter that may go beyond the substantive scope of Principle no 13, cannot be excluded. This is one of the reasons why the enumeration of procedural (formal) matters in the Rules of the Debates of the General Assembly is of exemplary nature.*
solution not to consider an issue placed on the agenda may dopted only if it is supported by sound reasons. A motion his respect should be accompanied by a detailed fication. The general meeting cannot adopt resolutions to ve an item from the agenda or not to consider an issue ed on the agenda at the request of the shareholders.	NO	*The clauses of the Bye-Laws of the General Assembly of Shareholders provide that all the maters placed on the agenda should be discussed at the General Assembly.* *A resolution of the General Assembly of Shareholders not to consider an issue placed on the agenda may be adopted only if it is supported by sound and valid reasons. A motion in this respect should be accompanied by a detailed justification.* *In the Company's opinion the unconditioned prohibition of removing an item from the agenda placed at the request of the shareholders goes too far. There may happen the circumstances, when a motion of a shareholder to place a particular matter on the General Assembly agenda is not justified or the shareholder ceased supporting it and in this case it is in the interest of the shareholders and the Company not to consider such a motion. With respect to the above the Company cannot declare to follow in practice this part of the Rule no 14.*
rty objecting to a resolution must have an opportunity to isely present the reasons for its objection.	YES	
to the fact that the Code of Commercial Companies does		*The text of resolutions adopted by the General Assembly is*

provide for court control in the event where a resolution is adopted by the general meeting, the management board or chairman of the meeting should form the resolutions in [a] way that each person who does not agree with a decision [bein]g the subject of the resolution, have the possibility of [chal]lenging the same; provided that he is entitled to do so.	NO	*decided by the Company's shareholders who have the right to submit amendments or present their own draft resolutions. In practice, it is difficult to formulate each resolution to be adopted in a manner compliant with the contents of the said rule. There exist a wide category of issues where the result in the form of a lack of a resolution in case the required majority of votes is not achieved is natural. This can be exemplified by a resolution concerning the dismissal of a member of the Supervisory Board. As a consequence, in certain cases observance of that principle may lead to a situation where a draft of a resolution distorts the substance of a solution subjected to the General Assembly's decision, exclusively in order to enable the shareholders voting against to challenge the resolution.* *In the Company's opinion, the provisions of the Polish Code of Commercial Partnerships and Companies concerning the challenging of resolutions of the General Assembly are complete and properly protect the interests of shareholders who disagree with the essence of the solution being the subject matter of the resolution.* *It should be borne in mind that, in accordance with the provisions of the Polish Code of Commercial Partnerships and Companies, challenging of a decision may result in its annulment or invalidation. And therefore, the purposefulness of challenging resolutions that do not contain significant contents, formulated predominantly to enable the challenging of these resolutions is doubtful. The above presented reasons substantiate the non-application by the Company of Principle No 16.*

the request of a participant in the general meeting, s written statement is recorded in the minutes.	YES	
BEST PRACTICES OF THE SUPERVISORY BOARDS		
ne supervisory board submits to the general meeting annual concise evaluation of the company's anding. The evaluation should be part of the annual port of the company, made available to all areholders early enough to allow them to become quainted with the same before the annual general eeting.	YES	*The Company's Supervisory Board acting in accordance with its Rules shall evaluate the situation of the Company after the end of each financial year, in particular, it shall evaluate the financial standing of the Company and its development perspectives. This evaluation is presented to the Annual (Ordinary) General Assembly of Shareholders. The Management Board of the Company shall include the contents of the Supervisory Board resolution containing the above-mentioned evaluation in the report announced to the public at least 8(eight) days prior to the date of the General Assembly. Due to the fact that according to the practice adopted in the Company the audit of the financial statements is conducted during the first quarter of the financial year, the above mentioned evaluation is not incorporated into the contents of the annual report.*
member of the supervisory board should have levant education, professional and practical perience, be of high morale and be able to devote all ne required to properly perform the function on the pervisory board. Candidates for members of the pervisory board should be presented and supported reasons in sufficient detail to allow an educated oice.	**NO**	*Candidates for members of the Supervisory Board are put forward and their applicability justified in detail in a manner ensuring a premeditated election at the time of a General Assembly of Shareholders.* *It should, however, be borne in mind that in Principle no 19 imprecise and inaccurately formulated notions were applied, which allows for quite a wide and free interpretation. The application of that principle in practice and its implementation in the Company's internal regulations is, for the above presented reasons, to a large extent rendered difficult.* *In case of Supervisory Board members elected from amongst employees, their election is conducted by way of direct, secret and uniform vote. The result of the vote is binding upon the General*

		Assembly.
At least one-half of members of the supervisory board ould be independent members. Independent members of supervisory board should not have any relations wit h company and its shareholders or employees, which ations could have significant impact on the ability of independent member to make impartial decisions. (b) tailed criteria of independence should be laid down in statutes of the company. (c) Without consent of at st one independent member of the supervisory board, resolutions should be adopted on the following issues: erformances of any kind by the company and any ities associated with the company in favor of members the management board; - consent to the execution by company or its subsidiary of a key agreement with an ity associated with the company, member of the ervisory board or the management board, and with ir associated entities; and - appointment of an expert ditor to audit the financial statements of the company. *e above rule may be implemented by the company on a te different than that for the remaining rules of the set, t no later than by the end of 2004.*	NO	*In accordance with the Statutes of Orbis SA, the Supervisory Board consists of 10 members. The Statutes of the Company provides for the employees' right (under the Act on Commercialization and Privatization of State-Owned Enterprises) to appoint three Supervisory Board members. This right is exercised in a separate voting, the results of such voting being binding on the General Shareholders Meeting. The remaining posts at the Supervisory Board are filled in the manner stipulated in the Statutes of the Company and the Commercial Company Code. At present, besides persons representing Orbis SA employees, the Supervisory Board also consists of two persons elected by shareholders by group voting. The Statutes of Orbis SA do not stipulate the independency criteria for Supervisory Board members.* *In the present situation, compliance by Orbis SA with Rule No. 20 would result in an impairment of the general rule of proportional protection of interests of each of Orbis SA's shareholders.*
supervisory board member should, most of all, bear mind the interests of the company.	YES	
embers of the supervisory board should take relevant ions in order to receive from the management board gular and complete information on any and all nificant issues concerning the company's operations d on the risk related to the carried out business and ys of managing such risk.	YES	
supervisory board member should inform the maining members of the board of any conflict of erest that arises, and should refrain from participating		*The text of Principle 23 does not define the notion of „conflict of interests". It is, therefore, understood by the Company as a wide notion, pertaining to various facets and relations, from which such a*

scussions and from voting on passing a resolution e issue in which the conflict of interest has arisen.	NO	*conflict may result. The Company is of the opinion that in the case where one of the shareholders is a so-called sectoral investor and there are members of the Supervisory Board who are related to that shareholder, the conflict of interests of a corporate nature arising out of that type of relations is of an immanent character. The same applies in the case of Orbis S.A. The existence of that type of conflicts of interest cannot, however, lead to the non participation of persons related to the investor in the works of the Supervisory Board.* *The Principle No 23 is adhered to in the Company in respect of conflict of interests of a personal character.* *The Principle No 23 cannot, however, be fully adhered to by the Company for the reasons stated above.*
rmation on personal, actual, and organizational ections of a supervisory board member with a n shareholder, and, in particular, with the majority eholder, should be available to public. The pany should have a procedure in place for obtaining rmation from members of the supervisory board for making it available to the public.	NO	*After electing a given person as a member of the Orbis S.A. Supervisory Board, the Company conveys the information, in the form of a current stock exchange report, within the scope required by regulations governing the public trading in securities. Conveying information, as recommended in Principle 24 is not – in the opinion of the Company Management Board – possible due to a too general and imprecise expressions concerning the relation between the member of the Supervisory Board and a shareholder.*
ervisory board meetings, save for issues which ctly concern the management board or its nbers, and, in particular, removal, liability, and ng remuneration, should be accessible and open to nbers of the management board.	YES	
supervisory board member should enable the agement board to present publicly and in opriate manner information on the transfer or isition of the shares of the company or of its inant company or a subsidiary, and of transactions such companies, provided that such information is vant for his financial standing.	NO	*Provisions of the Regulation of Council of Ministers on information obligations of Companies precisely specify information obligations in respect of transactions concluded by, among others, members of the Supervisory Board. However, in the contents of Principle 26, an imprecise and inaccurately defined expression was applied (the relevance of the transaction for the financial standing of a member of the Supervisory Board), which allows for wide and free interpretation. The application of this principle in practice and its*

		implementation in Company's internal regulation is, for the above reasons, to a large extent rendered difficult.
muneration of members of the supervisory board ould be fair, but should not constitute a significant st item in the company's business or have material pact on its financial results. The remuneration ould be in reasonable relation to the remuneration of mbers of the management board. The aggregate nuneration of all members of the supervisory board ould be disclosed in the annual report.	NO	*In accordance with the Company's internal regulations, the remuneration of members of the Supervisory Board is determined by shareholders by way of voting at the General Assembly. In the Management Board's opinion, in Principle 27 imprecisely and inaccurately defined expressions were applied which allows for quite a wide and free interpretation. Therefore, the application of this principle in practice and its implementation in the Company's internal regulations is to a large extent rendered difficult. The aggregate remuneration of all members of the Supervisory Board is disclosed in the annual report.*
e supervisory board should operate in accordance h its by-laws which should be available to the blic.	YES	
e agenda of a supervisory board meeting should not amended or supplemented during the meeting which concerns. This requirement does not apply if all mbers of the supervisory board are present and ree to the amendment or supplementation of the enda, and in instances where the adoption of certain ivities by the supervisory board is necessary in order protect the company against damage and in the case a resolution which concerns the determination ether there exists a conflict of interest between a pervisory board member and the company.	NO	Rules concerning the establishment of the agenda of the meeting of the Supervisory Board shall be defined in the Supervisory Board Rules, in accordance with which the invitation to the meeting along with the agenda is sent at least 7 days in advance, unless all the members of the Supervisory Board agree to shorten that period. This rule may be deviated from if all members of the Supervisory Board are present at the meeting and grant their consent for the adoption of important resolutions. In the Management Board's opinion, the term "changes" in the agenda may also be interpreted as lack of opportunity to give op the consideration of a particular item on the agenda which, in certain cases, could hamper the functioning of the Supervisory Board. *On the other hand, a very general statement concerning the necessity to take actions to protect the Company against damage, allows for a far too free interpretation of such a situation and may in practice lead to disputes connected with the proper understanding of*

		contents of Principle no 29.
supervisory board member delegated by a group of areholders to permanently exercise supervision ould submit to the supervisory board detailed reports the performance of his task.	NO	Supervisory tasks performed by a member of the Supervisory Board, referred to in Principle 30, cannot replace the supervisory duties vested in the Supervisory Board. Provisions of the Code of Commercial Partnerships and Companies empower particularly a member of the Supervisory Board delegated to exercise permanent supervision to participate in the meetings of the Management Board in the advisory capacity. The Code does not contain any provisions concerning the obligation to report on the performance of tasks by members of the Supervisory Board. The regulation, as proposed in Principle no 30, may in practice lead to the assessment – by the Supervisory Board - of the supervision exercised by a delegated member. It seems that in accordance with the provisions of the Code of Commercial Partnerships and Companies, such an assessment may be made exclusively by shareholders who have designated that member of the Supervisory Board to exercise individual supervision. There is no precise definition of how the term "precise nature of reports" should be understood. Consequently, the application of that principle may lead to doubts as to the scope of responsibilities of a delegated person and the manner of exercising the supervision.
supervisory board member should not resign from his nction during a term of office if this could render the nctioning of the board impossible, and, in particular, if it uld hinder the timely adoption of an important solution.	YES	

BEST PRACTICES OF THE MANAGEMENT BOARDS

earing in mind the interest of the company, the anagement board sets forth the strategy and the main	YES	

:ts of the company's operations, and submits them ıe supervisory board. The management board is e for the implementation and performance of the :. The management board cares for transparency effectiveness of the company management system the conduct of its business in accordance with the regulations and best practice.		
le making decisions on corporate issues, members e management board should act within the limits of fied economic risk, i.e. after consideration of all :mation, analyses and opinions, which, in the onable opinion of the management board, should be n into account in a given case in view of the pany's interest. While determining the interest of company, one should keep in mind the justified in -term perspective interests of the shareholders, itors, employees of the company and other entities persons cooperating with the company, as well as nterests of local community.	YES	
ransactions with shareholders and other persons se interests have impact on the interest of the pany, the management board should act with ost care to ensure that the transactions are at arms' th.	YES	
nanagement board member should display full lty towards the company and avoid actions which d lead to implementing exclusively own material rest. If a management board member receives rmation on the possibility of making an investment another advantageous transaction concerning the cts of the company, he should present such rmation immediately to the management board for purpose of considering the possibility of the pany taking advantage of it. Such information may	YES	*Members of the Management Board display full loyalty towards the company and avoid actions which could lead to implementing exclusively their own material interest, as confirmed in a declaration of the Management Board members thereon.*

used by a management board member or be passed er to a third party only upon consent of the inagement board and only when this does not infringe company's interest.		
management board member should treat his shares in company and in its dominant companies and bsidiaries as a long-term investment.	YES	*The preset members of the Company's Management Board declared their intention to comply with this principle. Abandonment of this principle may take place only under special circumstances, justified by a personal situation of a given Management Board member.*
anagement board members should inform the pervisory board of each conflict of interest in nnection with the performed function or of the risk of ch conflict.	YES	*According to the Rules of the Management Board, Management Board members are obligated to inform the Supervisory Board through the President of the Management Board of each and any conflict of interest in connection with the performed function or of the risk of such conflict.*
ie remuneration of management board members ould be set based on transparent procedures and inciples, taking into account its incentive nature and suring effective and smooth management of the mpany. The remuneration should correspond to the e of the company's business enterprise, should be in asonable relation to the economic results, and be ated to the scope of liability resulting from a given nction, taking into account the level of remuneration members of management boards in similar mpanies in a similar market.	YES	*Members of the Management Board shall collect their remuneration according to the terms and in the amount determined by the Supervisory Board.*
ie aggregate remuneration of all members of the anagement board should be disclosed and itemized in annual report. If the amount of remuneration of dividual members of the management board gnificantly differs, it is recommended that a relevant planation be published.	YES	
ie management board should lay down the principles d procedure of operations and allocation of powers in	YES	

by-laws which should be open and generally lable.		

'RACTICES IN RELATIONS WITH THIRD PARTIES AND EXTERNAL INSTITUTIONS

selection of an expert auditor for a company should antee impartiality of performance of the entrusted s.	YES	*The Company applies a general procedure aimed at ensuring independence of external contractors performing certain services for the Company, including the services of a licensed auditor.* *The entity providing the services of a licensed auditor shall file a declaration that it complies with the statutory criteria of impartiality and independence prior to commenting the audit of the Company's financial statements and after the end of such audit.* *Moreover, the Company adheres to a principle whereby the entity providing the services of a licensed auditor may not provide the other services to the Company, unless a proper governing body of the Company grants its consent.*
order to ensure proper impartiality of opinion, the npany should change the expert auditor at least once ry five years.	YES	
expert auditor should be selected by the supervisory rd or general meeting of the company, upon iving recommendations from the supervisory board.	YES	*According to the provisions of the Company's Statutes, the powers of the Supervisory Board include the selection of the entity to perform the services of a licensed auditor.*
auditor auditing annual accounts of a company or its sidiaries cannot act as a special purpose auditor for same company.	YES	
ompany should acquire its own shares in such a way no group of shareholders be privileged.	YES	*So far the Company did not acquire its own shares.* *The Management Board of the Company declares that in case such transaction was to be effected, it shall undertake all efforts to ensure that no shareholder group is privileged.*
statutes of the company, its basic internal ulations, information and documents related to eral meetings, and the financial statements should	YES	*The following documents are available at the WWW site www.orbis.pl : the Statutes, the Rules of the Management Board and the Supervisory Board, resolutions of the General Assembly of*

made available in the registered office of the ıpany and on its website.		*Shareholders, information concerning the business profile of the Company and of the Orbis Group, the Company's governing bodies, shareholding structure, current reports and stock exchange reports.*
: Company should have proper media relations cedures and regulations and an information policy, uring coherent and reliable information about the ıpany. The company should, in compliance with the ıl regulations and taking into account its interests, ke available to mass media representatives ırmation on its current operation and business, ıding, and enable their presence at general meetings.	YES	*The Company drafted the principles of its relations with the press & media and principles of conducting the information policy.* *Applying these principles, the Management Board of the Company (and its press spokesperson) ensure that the representatives of the press&media are supplied with reliable information concerning the current operations of the Company, its business standing, however, subject to a reservation that the reporting obligations of a public company are performed in a manner provided for in the provisions of the Law on Public Trading in Securities.* *According to the Bye-Laws of the General Assembly of Shareholders, representatives of the press&media may participate in the sessions of the General Assembly of Shareholders. However, in the justified cases their presence during the entire session of the General Assembly of Shareholders or during its part may be excluded by the General Assembly of Shareholders.*
ts annual report, a company should make public its ement on the application of corporate governance ıdards. If the standards are not applied to any extent, company should also publicly explain this fact.	YES	